

November 2, 2012

<u>Via E-mail</u>
Richard M. Lucas
Executive Vice President and General Counsel
Walker & Dunlop, Inc.
7501 Wisconsin Avenue
Suite 1200E
Bethesda, MD 20814

> **Re:** **Walker & Dunlop, Inc.**
> **Registration Statement on Form S-3**
> **Response dated October 26, 2012**
> **File No. 333-184297**

Dear Mr. Lucas:

We have reviewed your supplemental response letter dated October 26, 2012 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Selling Stockholders, page 3</u>

1. We note your response to comment 4 of our letter dated October 10, 2012. Since you are unable to make the representation that Column Guaranteed LLC and Galaxy Acquisition LLC purchased the securities in the ordinary course of business, please revise the registration statement to indicate that these broker-dealer affiliates are underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        Darren Skinner
        Arnold & Porter LLP